Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Tuesday, October 12, 2021

West Fraser to Acquire U.S. South Lumber Mill

Vancouver, B.C.—West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it has entered into an agreement to acquire the Angelina Forest Products lumber mill located in Lufkin, Texas for approximately $300 million, subject to certain post-closing adjustments. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary conditions. Management will provide an update and further details about the transaction on West Fraser’s third quarter earnings call on October 28, 2021. All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.

The new turn-key facility, which produces southern yellow pine (“SYP”) lumber products, began construction in 2018, commenced operations in late 2019 and is expected to progress toward full production capacity of approximately 305 million board feet over the next three to four years. The transaction includes approximately $4 million of target working capital and approximately $24 million of supplemental tax attributes that are expected to result in a direct cash flow benefit to West Fraser.

Strategic Rationale and Synergies

The acquisition is another important step in West Fraser’s continued expansion of its U.S. lumber operations. The new, highly efficient facility is expected to be a top quartile mill that will integrate with and support our existing East Texas lumber and OSB business. Anticipated to be among the lowest cost operations in the Company’s lumber mill portfolio, the Lufkin mill is strategically located near low-cost and abundant fiber as well as large and growing end-markets and its additional lumber production will allow West Fraser to better serve the Company’s growing customer base in Texas and the southern U.S. Upon completion of this transaction, West Fraser will have combined Canadian and U.S. lumber production capacity of approximately 7.0 billion board feet, with U.S. capacity of SYP lumber representing approximately 50% of the Company’s capacity.

“We look forward to welcoming the Lufkin mill employees to West Fraser. The management team at Angelina Forest Products has done a commendable job developing the Lufkin team and operations, and we believe this modern, high-margin facility will enhance our existing U.S. platform of lumber mills and help us to better meet the growing demand for our lumber products in Texas and the U.S. South,” said West Fraser’s President and CEO, Ray Ferris. “With this acquisition, we will be able to quickly capitalize on a fully-invested and high-quality manufacturing facility. This includes a trained labour force and the local community and logistics infrastructure to support the mill’s supply chain, distribution and outlet for residuals. Further, we are able to immediately reap the cash flow benefits of our investment while significantly reducing the associated risks of greenfield construction, execution and start-up.”

West Fraser intends to finance the acquisition with cash on hand. Annual synergies of approximately $13 million are anticipated to be achieved within two years with minimal capital requirements. These synergies are expected to be realized through continued capacity utilization improvement, implementation of best practices and the coordinated transportation, logistics and procurement benefits derived from West Fraser’s distribution scale and existing production facilities in the region.

It is anticipated that after the cash tax benefits described above, the post-synergy mid-cycle Adjusted EBITDA multiple at full production will be approximately 6.4x and the transaction is expected to generate an internal rate of return (“IRR”) of approximately 13%. Based on recent industry announcements and West Fraser’s latest internal analysis, the cost to construct a greenfield lumber mill of the scale and quality of the Lufkin mill plus working capital investment and the foregone cash flows anticipated during the construction and ramp up phases are expected to exceed the purchase price for this top quartile facility.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including the expected closing date of the transaction, the projected ramp rate of the mill, its cost position, estimated annual synergies, estimated tax benefits, the internal rates of return generated and anticipated cash flows. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

Non-IFRS Measures

In this news release, reference is made to Adjusted EBITDA, (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. Adjusted EBITDA is also used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, EPS, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is set out in our Q2 2021 MD&A.